Chubby Cattle Las Vegas

Profit and Loss % of Total Income

January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Income		
DINE-IN SALES	2,422,148.97	99.58 %
MOBILE SALES	0.00	0.00 %
MENUSIFU	1,358.69	0.06 %
WA FAN TUAN INC	10,135.00	0.42 %
Total MOBILE SALES	**11,493.69**	**0.47 %**
Sales	0.00	0.00 %
Sales return & disputes	-1,325.52	-0.05 %
Total Sales	**-1,325.52**	**-0.05 %**
Service Charge	131.19	0.01 %
Total Income	**$2,432,448.33**	**100.00 %**
Cost of Goods Sold		
Cost of Goods Sold	478,762.14	19.68 %
Beverage	25,742.89	1.06 %
Emergency market groceries	86.63	0.00 %
FOOD	231,743.60	9.53 %
Total Cost of Goods Sold	**736,335.26**	**30.27 %**
Local market purchase	175.85	0.01 %
Shipping & Delivery	3,148.10	0.13 %
Total Cost of Goods Sold	**$739,659.21**	**30.41 %**
GROSS PROFIT	**$1,692,789.12**	**69.59 %**
Expenses		
Advertising & Marketing	25,968.46	1.07 %
Auto Expense	8.97	0.00 %
Bank Charges & Fees	166.03	0.01 %
Computer/Internet	5,354.69	0.22 %
Depreciation Expense	25,761.00	1.06 %
Employee Benefits	1,205.00	0.05 %
Equipment Rental	1,135.57	0.05 %
First Aid	1,251.17	0.05 %
Independent Contractor	865.60	0.04 %
Insurance	12,608.83	0.52 %
Legal & Professional Services	5,100.00	0.21 %
Merchant service fee	59,481.73	2.45 %
Non-Entertainment Employee meals	3,747.23	0.15 %
Office Supplies & Software	8,781.63	0.36 %
Payroll Expenses		
Payroll Tax		
Federal Income Tax withholding	25,289.15	1.04 %
FICA	80,365.94	3.30 %
FUTA	2,682.41	0.11 %
MBT	4,233.20	0.17 %

Chubby Cattle Las Vegas

Profit and Loss % of Total Income

January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
SUI	6,558.37	0.27 %
Total Payroll Tax	**119,129.07**	**4.90 %**
Salaries & Wages	364,667.01	14.99 %
EMPLOYEE RETENTION CREDIT	-60,361.57	-2.48 %
Total Salaries & Wages	**304,305.44**	**12.51 %**
Total Payroll Expenses	**423,434.51**	**17.41 %**
Pest Control	2,758.00	0.11 %
Postage & Delivery	33.17	0.00 %
Reimbursable Expenses	5,497.01	0.23 %
Rent & Lease	152,866.71	6.28 %
Repairs & Maintenance	22,112.50	0.91 %
Fire Alarm	280.00	0.01 %
Grease	1,050.00	0.04 %
Total Repairs & Maintenance	**23,442.50**	**0.96 %**
Security Alarm	889.40	0.04 %
Special Event		
EDC	10,341.00	0.43 %
Total Special Event	**10,341.00**	**0.43 %**
Supplies & Materials		
Kitchen supplies	3,411.24	0.14 %
Restaurant supplies	21,147.66	0.87 %
Total Supplies & Materials	**24,558.90**	**1.01 %**
Taxes & Licenses		
County Property tax	3,080.96	0.13 %
Health Permit	725.52	0.03 %
Total Taxes & Licenses	**3,806.48**	**0.16 %**
Temp staffing	700.00	0.03 %
Tinglin Long	160.00	0.01 %
Total Temp staffing	**860.00**	**0.04 %**
Travel	6,423.45	0.26 %
Utilities	36,790.71	1.51 %
Waste management	8,777.84	0.36 %
Total Utilities	**45,568.55**	**1.87 %**
Total Expenses	**$851,915.59**	**35.02 %**
NET OPERATING INCOME	**$840,873.53**	**34.57 %**
Other Income		
Other Income		
Tax-exempt Income PPP Forgiven	187,005.00	7.69 %
Total Other Income	**187,005.00**	**7.69 %**
Total Other Income	**$187,005.00**	**7.69 %**
Other Expenses		

Chubby Cattle Las Vegas

Profit and Loss % of Total Income

January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Meals & Entertainment	350.00	0.01 %
Total Other Expenses	**$350.00**	**0.01 %**
NET OTHER INCOME	$186,655.00	7.67 %
NET INCOME	$1,027,528.53	42.24 %

Note

THIS REPORT DOES NOT PROVIDE ASSURANCE. ONLY FOR MANAGEMENT'S USE.

Chubby Cattle Las Vegas

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	-13,012.49
PLAT BUS CHECKING (6693)	159,451.37
Total Bank Accounts	**$146,438.88**
Accounts Receivable	
ACCOUNTS RECEIVABLE	0.00
Credit Card Merchant Receivables	46,234.28
Total Accounts Receivable	**$46,234.28**
Other Current Assets	
Affiliated company dues	
chubby cattle denver llc	-155.65
Meet Fresh Las Vegas LLC	62,458.04
The X-Pot	2,992.39
Total Affiliated company dues	**65,294.78**
Inventory	12,393.00
Total Other Current Assets	**$77,687.78**
Total Current Assets	**$270,360.94**
Fixed Assets	
Accumulated Depreciation	-284,688.00
Fixed Asset	
2016-2020	750,541.00
2020	26,731.90
Total Fixed Asset	**777,272.90**
Total Fixed Assets	**$492,584.90**
TOTAL ASSETS	**$762,945.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	69,519.79
Total Accounts Payable	**$69,519.79**
Credit Cards	
AMEX 21006	0.00
CHASE CREDIT CARD 8823 (OLD)	3,338.46
Total Credit Cards	**$3,338.46**
Other Current Liabilities	
Affiliated company due to	
Chubby Cattle Dallas	1,223.09
Cubby Cattle Phillidelphia	150.96
Total Affiliated company due to	**1,374.05**

Chubby Cattle Las Vegas

Balance Sheet

As of December 31, 2021

	TOTAL
Employee Tips payables	0.00
Payroll liabilities	8,361.97
Payroll Tax Payable	323.53
sales tax payable	170,177.28
Unearned Revenue	
Gift Card	0.00
Total Unearned Revenue	**0.00**
Total Other Current Liabilities	**$180,236.83**
Total Current Liabilities	**$253,095.08**
Long-Term Liabilities	
PPP Loan payable	0.00
SBA advance	0.00
Total PPP Loan payable	**0.00**
SBA EIDL	150,000.00
Total Long-Term Liabilities	**$150,000.00**
Total Liabilities	**$403,095.08**
Equity	
Owner's Investment	733,496.11
Partner Distributions	-1,211,904.39
Retained Earnings	-189,269.49
Net Income	1,027,528.53
Total Equity	**$359,850.76**
TOTAL LIABILITIES AND EQUITY	**$762,945.84**

Note
THIS REPORT DOES NOT PROVIDE ASSURANCE. ONLY FOR MANAGEMENT'S USE.

Chubby Cattle Las Vegas

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,027,528.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
ACCOUNTS RECEIVABLE	0.00
Credit Card Merchant Receivables	-36,775.52
Affiliated company dues:chubby cattle denver llc	155.65
Affiliated company dues:Meet Fresh Las Vegas LLC	-45,384.49
Affiliated company dues:The X-Pot	8,174.85
Inventory	8,234.23
Accumulated Depreciation	25,761.00
Accounts Payable	66,838.04
CHASE CREDIT CARD 8823 (OLD)	-5,889.95
Affiliated company due to:Cubby Cattle Phillidelphia	-5,459.03
Employee Tips payables	0.00
Payroll liabilities	8,361.97
Payroll Tax Payable	323.47
sales tax payable	147,893.20
Unearned Revenue:Gift Card	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**172,233.42**
Net cash provided by operating activities	**$1,199,761.95**
FINANCING ACTIVITIES	
PPP Loan payable	0.00
Partner Distributions	-1,168,982.34
Partner Investments	24,406.64
Net cash provided by financing activities	**$ -1,144,575.70**
NET CASH INCREASE FOR PERIOD	**$55,186.25**
Cash at beginning of period	91,252.63
CASH AT END OF PERIOD	**$146,438.88**

Note

This report does not provide assurance. only for management's use.